Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
April 6, 2006.

Item 3	News Release
The news release was disseminated on April 6, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report the results of the Feasibility Study Update for the Pirquitas silver, tin and zinc project in Jujuy province, Argentina prepared by Hatch Ltd. (Hatch), an international engineering firm, in conjunction with Mine Development Associates (MDA) of Reno, Nevada.

With base case metal prices of US$5.35 per ounce silver (20-year average price to March 31, 2006), US$2.75 per pound tin and US$0.42 per pound zinc, the project hosts proven and probable reserves of 109.4 million ounces of silver, 40,360 tonnes of tin and 125,116 tonnes of zinc and is estimated to produce an average of 9.1 million ounces of silver, 2,500 tonnes of tin and 6,800 tonnes of zinc per year over a 9.4 year mine life. Capital costs are estimated to be US$146 million plus value added tax of approximately US$12 million, which is refundable in stages once construction commences.

Item 5	Description of Material Change
See attached news release 06-12.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
April 6, 2006.

April 6, 2006	Trading Symbols:
News Release 06-12	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD REPORTS POSITIVE RESULTS FOR THE

PIRQUITAS, ARGENTINA FEASIBILITY STUDY UPDATE

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report the results of the Feasibility Study Update for the Pirquitas silver, tin and zinc project in Jujuy province, Argentina prepared by Hatch Ltd. (Hatch), an international engineering firm, in conjunction with Mine Development Associates (MDA) of Reno, Nevada.

With base case metal prices of US$5.35 per ounce silver (20-year average price to March 31, 2006), US$2.75 per pound tin and US$0.42 per pound zinc, the project hosts proven and probable reserves of 109.4 million ounces of silver, 40,360 tonnes of tin and 125,116 tonnes of zinc and is estimated to produce an average of 9.1 million ounces of silver, 2,500 tonnes of tin and 6,800 tonnes of zinc per year over a 9.4 year mine life. Capital costs are estimated to be US$146 million plus value added tax of approximately US$12 million, which is refundable in stages once construction commences.

Based on the results of the feasibility study and using:

•             18 month average metal prices as at December 31, 2005 of US$7.16 per ounce silver, US$3.56 per pound tin and US$0.58 per pound zinc, the project has an undiscounted, after tax net present value of US$208 million and an 18.8% internal rate of return;

•             April 4, 2006 metal prices of US$11.75 per ounce silver, US$3.79 per pound tin and US$1.23 per pound zinc, the project has an undiscounted, after tax net asset value of US$525 million and an internal rate of return of 41.4%; and

•             base case metal prices (described above), the project has an undiscounted, after tax net present value of US$54.5 million and an internal rate of return of 5%.

Silver Standard owns both the surface rights and mineral rights for the project; and all permits, including environmental, necessary to place the project in production, are in good standing.

The Feasibility Study Update

Hatch was selected in August 2005, through an international tender process, to update the capital and operating costs for the feasibility study completed in 1999/2000 by Jacobs Engineering and Winters Group at a cost of US$25 million for then owner Sunshine Mining and Refining Company. MDA updated the project resources and estimated project reserves, which are incorporated in the Feasibility Study Update. Based on the results of the 1999/2000 feasibility study, a fiscal stability agreement was entered into with the government of Argentina in respect of the Pirquitas Project, which remains in place.

Project Resources

Pirquitas Feasibility Study Update Resources *

Class	Kilotonnes	Silver (g/tonne)	Tin (%)	Zinc (%)	Contained Silver (oz. in millions)
Measured	5,276	149	0.19	0.66	25.3
Indicated	28,043	128	0.13	0.54	115.5

* 30 grams silver per tonne cut-off

During the period from 1935 to 1999, approximately 25 million ounces of silver were mined from a number of underground mines at Pirquitas. In estimating the resource and reserves for the 1999/2000 feasibility study, MDA accounted for these previously mined areas within the open pit floating cone based on average silver grades. In updating the project resources for the feasibility study update, Silver Standard required MDA to stress the project by decreasing the estimated silver grade for the resource by 6% as added insurance to account for previously mined high grade areas. In addition, by using conservative 20-year metals prices for floating cone pit design, there has been a modest reduction in resources in the pit that would be recovered with higher pit design metal price criteria. In 1999, Winters reported additional inferred resources of 43.7 million ounces of silver that currently must be considered historical.

Project Reserves

Pirquitas Feasibility Study Update

Proven & Probable Reserves *

Class	Ore (kt)	Silver (g/tonne)	Tin (%)	Zinc (%)	Contained Silver (oz. in millions)
Proven	3,569	182	0.25	0.68	20.9
Probable	16,211	164	0.19	0.62	85.5
Subtotal In-pit	19,780	167	0.20	0.63	106.4
Jig Tails (Probable)	400	234	0.37	0.13	3.0
Total Project	20,180	168	0.20	0.62	109.4

* 30 grams silver per tonne cut-off

In estimating the ore reserves and designing the open pit configuration, Silver Standard required MDA to use base case metal prices of US $5.35 per ounce for silver, US$2.75 per pound for tin, and US$0.42 per pound for zinc. Using a conservative resource and open pit configuration, coupled with 20-year base case metal price assumptions, provides room for substantial project upside in light of current metal prices.

Capital Costs

Hatch Capital Cost Summary

Item Description	US$ (in millions)
Direct Costs
Mine	32,868
Plant	64,587
Tailings	6,316
Direct Cost	103,771
Indirect Cost	21,073
Contingency	14,802
Owner’s Cost	6,404
TOTAL	146,050

Estimated total capital costs are 17.8% higher than those estimated in the 1999/2000 feasibility study. Costs savings were achieved by, among other things, adding three pre-concentration jigs to the mill circuit on the recommendation of Hatch. The project will be mined at a rate of 6,000 tonnes per day; however, with the three pre-concentration jigs plant feed will be reduced from 6,000 tonnes to 3,180 tonnes per day, which will reduce the plant size and provide a concomitant reduction in capital costs. This reduction in plant size will not affect metal recoveries which are currently estimated at 78% for silver, 57% for tin and 48% for zinc.

Operating Costs and Financial Analysis

Using base case metal prices, the mine is estimated to operate for a 9.4-year life mining an average of 2.1 million tonnes per year containing an average of 9.1 million ounces of silver. Production in the first year will be 10.3 million ounces of silver and in year two, 9.8 million ounces of silver. This will make Pirquitas one of the world's premier primary silver-producing mines.

Operating costs over life of mine are estimated at US$13.17 per tonne of ore and are set out in the table below for various metal price assumptions. Surprisingly in these days of higher energy costs, a major cost savings in operating costs is in energy. In the 1999/2000 feasibility study, oil-fired power generation costs were estimated at US$0.065 per Kw hour. With a natural gas pipeline now less than 40 kilometers from the project, gas-fired energy costs are estimated at US$0.055/Kw, a 15% reduction.

Based on the results of the Feasibility Study Update, estimated project after tax net present values and internal rates of return are set out in the table below for various metal prices.

Summary of Financial Analysis

Case	Description	Metal Prices			NPV0 (US$ - millions)	IRR (%)	Unit Costs
		Silver (US$/oz)	Tin (US$/lb)	Zinc (US$/lb)			Cash costs (US$/oz) (4)	Total costs (US$/oz)
1	Base Case - 20 Year Average Metal Prices (1)	5.35	2.75	0.42	54.5	5.0	2.95	5.20
2	Selected Metal Prices	6.25	3.00	0.55	136.5	12.4	2.68	4.90
3	18 Months Average Metal Price(2)	7.16	3.56	0.58	208.4	18.8	2.38	4.57
4	Last 6 Months Average Metal Price(2)	7.95	3.10	0.74	248.6	22.3	2.52	4.68
5	Current Metal Prices(3)	11.75	3.79	1.23	525.5	41.4	1.82	3.81
(1) As of March 31, 2006		(2) As of Dec. 31, 2005		(3) As of Apr. 4 2006		(4) Includes by-product credit

Robert Quartermain, president of Silver Standard, remarked, “We are pleased with the results of the Hatch Feasibility Study Update that shows Pirquitas will be a robust silver mining operation. By applying a conservative mine plan and production schedule to Pirquitas, Silver Standard has demonstrated that Pirquitas can be a significant low-cost silver mine and provide the platform to move Silver Standard from an exploration company to a primary silver producer. Silver Standard will now develop a strategy to advance Pirquitas to production.”

About Silver Standard

Silver Standard is a well-funded silver company with cash and marketable securities totaling C$124.8 million, subject to the close of the sale of Silver Standard’s 50% interest in the Manantial Espejo property, and 1,950,000 ounces of silver currently worth C$26.8 million. The company's silver reserves and resources are now:

Silver bullion	1.95 million ounces
Proven reserves	20.9 million ounces
Probable reserves	88.5 million ounces
Measured resources	64.0 million ounces
Indicated resources	372.3 million ounces
Inferred resources	598.0 million ounces

John Wells, Hatch, is the Qualified Person responsible for process plant and infrastructure; Scott Hardy, Mine Development Associates, is the Qualified Person responsible for proven and probable reserves and mining costs; Steve Ristorcelli, Mine Development Associates, is the Qualified Person responsible for mineral resources; and Hatch and MDA are responsible for capital and operating costs. A technical report that conforms to National Instrument 43-101 standards is in progress and will be filed shortly. Investors are cautioned that this report will contain qualifications, assumptions and exclusions that may be relevant to an investment decision and the summary information set out above should, if it is to be fully and properly understood, be read in the context of the entire report.

Silver Standard will host a conference call on Monday, April 10 at 11:00 a.m. EDT and 8:00 a.m. PDT to discuss the Feasibility Study Update.

Live Conference Access information:

Local Access: 416-695-5259

Toll-Free Access: 1-877-888-7019

After the live call, the number for the replay is:

Instant Replay Access information:

Local Access: 416-695-5275

Toll-Free Access: 1-888-509-0081

Passcode: 618789

Expiry Date: April 17, 2006

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.